English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the three-month periods ended March 31, 2020 and 2019, together with the independent auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 29 BEGINNING JANUARY 1, 2020
CONSOLIDATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

-
Of the articles of incorporation: March 13, 1992.

-
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered
1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the three-month period ended March 31, 2020

		03-31-2020	03-31-2019
	Notes	Unaudited
		ARS 000	ARS 000

Revenues	4	8,005,195	9,251,226
Cost of sales	Exhibit F	(3,318,445)	(5,416,137)
Gross income		4,686,750	3,835,089

Administrative and selling expenses	Exhibit H	(626,303)	(674,359)
Other operating income	5.1	3,201,948	4,327,095
Other operating expenses	5.2	(44,798)	(49,901)
Impairment of property, plant and equipment	2.4	(774,443)	-
Operating income		6,443,154	7,437,924

Loss on net monetary position		313,701	(1,978,769)
Finance income	5.3	130,243	567,281
Finance expenses	5.4	(4,355,152)	(2,186,755)
Share of the profit of associates		54,136	143,414
Income before income tax		2,586,082	3,983,095

Income tax for the period	6	(1,629,813)	(2,158,343)
Net income for the period		956,269	1,824,752
Total comprehensive income for the period		956,269	1,824,752

Attributable to:
- Equity holders of the parent		932,638	1,869,375
- Non-controlling interests		23,631	(44,623)
		956,269	1,824,752

- Basic and diluted earnings per share (ARS)		0.62	1.24

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at March 31, 2020

		03-31-2020	12-31-2019
	Notes	Unaudited	Unaudited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	63,293,110	61,118,809
Intangible assets		7,197,049	7,620,117
Investment in associates		3,766,295	3,719,697
Trade and other receivables	7.1	25,623,503	26,140,464
Other non-financial assets	8.1	1,006,935	742,938
Inventories		148,954	155,413
		101,035,846	99,497,438
Current assets
Inventories		725,584	708,883
Other non-financial assets	8.1	984,536	1,084,729
Trade and other receivables	7.1	14,171,258	16,860,867
Other financial assets	7.5	5,426,526	8,299,196
Cash and cash equivalents		1,599,387	1,610,383
		22,907,291	28,564,058
Total assets		123,943,137	128,061,496

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		19,971,268	19,971,268
Legal reserve		2,564,266	2,564,266
Voluntary reserve		28,578,734	28,578,734
Retained earnings		11,216,235	10,283,597
Equity attributable to holders of the parent		63,844,525	62,911,887
Non-controlling interests		876,718	852,391
Total equity		64,721,243	63,764,278

Non-current liabilities
Other non-financial liabilities	8.2	4,509,232	4,694,311
Other loans and borrowings	7.3	30,318,641	33,080,739
Compensation and employee benefits liabilities	8.3	254,275	247,162
Provisions		9,348	10,077
Deferred income tax liabilities	6	7,309,612	6,802,333
		42,401,108	44,834,622
Current liabilities
Trade and other payables	7.2	2,670,177	6,359,565
Other non-financial liabilities	8.2	1,323,023	1,869,620
Other loans and borrowings	7.3	10,831,668	8,651,873
Compensation and employee benefits liabilities	8.3	554,510	753,205
Income tax payable		1,414,411	1,798,736
Provisions	Exhibit E	26,997	29,597
		16,820,786	19,462,596
Total liabilities		59,221,894	64,297,218
Total equity and liabilities		123,943,137	128,061,496

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2020

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2020	1,514,022	19,971,268	2,564,266	28,578,734	10,283,597	62,911,887	852,391	63,764,278

Net income for the period	-	-	-	-	932,638	932,638	23,631	956,269
Total comprehensive income for the period	-	-	-	-	932,638	932,638	23,631	956,269

Share-based payments	-	-	-	-	-	-	696	696
As of March 31, 2020	1,514,022	19,971,268	2,564,266	28,578,734	11,216,235	63,844,525	876,718	64,721,243

(1) A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three-month period ended March 31, 2019

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2019	1,514,022	19,971,268	635,782	7,306,963	24,402,433	53,830,468	775,550	54,606,018

Net income for the period	-	-	-	-	1,869,375	1,869,375	(44,623)	1,824,752
Total comprehensive income for the period	-	-	-	-	1,869,375	1,869,375	(44,623)	1,824,752

Contributions from non-controlling interests	-	-	-	-	-	-	64,787	64,787
Share-based payments	-	-	-	-	-	-	8,131	8,131
As of March 31, 2019	1,514,022	19,971,268	635,782	7,306,963	26,271,808	55,699,843	803,845	56,503,688

(1) A subsidiary holds 8,851,848 common shares.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the three-month period ended March 31, 2020

	03-31-2020	03-31-2019
	Unaudited
	ARS 000	ARS 000

Operating activities
Income for the period before income tax	2,586,082	3,983,095

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	699,439	556,528
Amortization of intangible assets	461,822	156,868
Impairment of property, plant and equipment	774,443	-
Discount of accounts receivables and payables, net	55,668	(1,326)
Interest earned from customers	(766,660)	(459,025)
Finance income	(130,243)	(567,281)
Finance expenses	4,355,152	2,186,755
Share of the profit of associates	(54,136)	(143,414)
Share-based payments	696	8,131
Movements in provisions and long-term employee benefit plan expense	27,148	50,004
Foreign exchange difference for trade receivables	(2,426,164)	(3,868,070)
Loss on net monetary position	(2,537,892)	(2,171,711)

Working capital adjustments:
Decrease in trade and other receivables	5,263,775	3,037,718
(Increase) Decrease in other non-financial assets and inventories	(229,714)	50,615
(Decrease) Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(3,988,002)	917,728
	4,091,414	3,736,615
Interest received from customers	777,721	325,574
Income tax paid	(1,376,717)	(606,118)
Net cash flows provided by operating activities	3,492,418	3,456,071

Investing activities
Purchase of property, plant and equipment	(4,503,712)	(3,437,010)
Sale of available-for-sale financial assets, net	3,297,961	207,149
Net cash flows used in investing activities	(1,205,751)	(3,229,861)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(296,874)	14,920
Long-term loans paid	(258,607)	(236,263)
Interest and other financial costs paid	(897,877)	(289,376)
Contributions from non-controlling interests	-	64,787
Net cash flows used in financing activities	(1,453,358)	(445,932)

Increase (Decrease) in cash and cash equivalents	833,309	(219,722)
Exchange difference and other financial results	(742,240)	171,300
Monetary results effect on cash and cash equivalents	(102,065)	11,151
Cash and cash equivalents as of January 1	1,610,383	381,325
Cash and cash equivalents as of March 31	1,599,387	344,054

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the three-month period ended March 31, 2020

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation and commercialization.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

-
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

-
Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 595 MW and a steam generating capacity of 125 tons per hour.

-
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

-
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

-
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280,5 MW (open-cycle operation).

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

Through its subsidiary Proener S.A., the Group sells and transports any type of fuels both in the country and abroad. Moreover, on July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Moreover, as of the incorporation of CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

The issuance of Group’s condensed consolidated financial statements of the three-month period ended March 31, 2020 was approved by the Company’s Board of Directors on May 27, 2020.

1.1. Amendments to Wholesale Electricity Market (“WEM”) regulations

Resolution No. 31/2020 of the Secretariat of Energy

On February 27, 2020, the Secretariat of Energy published in the Official Gazette Resolution No. 31 (“Resolution 31”) which sets forth the criteria to calculate the economic transactions of energy and power that the generating parties commercialize in the spot market, which is in force as from February 1, 2020.

This new regulation, contrary to Resolution 1, establishes all prices for the remuneration of energy and power in Argentine pesos, and it sets forth that the prices shall be adjusted on a monthly basis with a formula based on the evolution of Consumer Price Index (IPC) and the Domestic Wholesale Price Index (IPIM). New power prices are generally reduced in relation to the current prices as at January 2020, and the energy prices remain equivalent, expressed in Argentine pesos instead of US dollars. Finally, this regulation introduces a new remuneration component which applies to the energy generated during the first 50 hours of maximum thermal requirement of the month (MTR, which is determined by the sum of the hours of all the thermal generation of the system), it determines different remuneration prices based on the season of the year and the energy delivered during the first and second 25 hours of MTR.

Prices established by Resolution 31 are listed below:

Energy sale:

-
The price of the energy generated by thermal power stations with natural gas is 240 $/MWh and with liquid fuel is 420 $/MWh. For hydraulic plants, the price is 210 $/MWh.

-
The price of energy operated by thermal power stations is 84 $/MWh for the energy generate from any type of fuel, and the same applies for hydraulic plants.

-
The price of energy generated from non-conventional energy sources (renewable energies) is 1680 $/MWh.

-
The remuneration price in MTR hours for thermal power stations is 37500 $/MWh - month, and in hydraulic power stations with power lower than 300 MW is 32500 $/MWh - month and in hydraulic power stations with power higher than 300 MW, it is 27500 $/MWh - month. The prices aforementioned shall apply to the energy generated during the first 25 hours of MTR (HMRT-1) and to the next 25 hours of MTR (HMRT-2) multiplied by the FRPHMRT factor, as indicated in the following table:

	FRPHMRT
Hours of maximum thermal requirement	Summer	Autumn	Winter	Spring
HMRT-1	1.2	0.2	1.2	0.2
HMRT-2	0.6	0.0	0.6	0.0

Power sale:

-
DIGO prices for thermal generators will be 360000 $/MW - month for the six months of highest seasonal demand of electric energy (December, January, February, June, July and August) and 270000 $/MWh - month for the remaining six months of the year (March, April, May, September, October and November).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

-
The Power Base Price for hydraulic generators is:

Hidro scale	PowerBasePrice [$/MW-month]

Power > 300 MW	99,000
Power > 120 MW and <= 300 MW	132,000
Power > 50 MW and <= 120 MW	181,500

Even though Resolution 31 implies a reduction in the energy sale income in the spot market, there are no doubts regarding the ability of the Company to continue as a going concern. Supply agreements entered into by the Group with CAMMESA up to date and the collection of CVO credits in US dollars shall remain unaffected by the dispositions of Resolution 31.

On April 8, 2020, the Company learned that the Secretariat of Energy instructed CAMMESA to postpone until further notice the application of the price update mechanism described in the second paragraph of this note. Accordingly, CAMMESA did not apply the price update mechanism to the energy and power sold since March 2020. The Company is evaluating the effects that the non-application of such mechanism would have, as well as the steps to be followed in this regard.

1.2.
Investment in TSM and TMB

As of March 31, 2020, the Group has a 30.8752% interest in TSM and 30.9464% interest in TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re- adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the same equity interest rights: 65.006% in TMB and 68.826% in TSM. On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest. On March 4, 2020, we were notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. At the issue date of these financial statements, the Company is evaluating future steps. Moreover, on May 4 and 8, 2020, the Company attended the Special Shareholders’ Meetings of TMB and TSM, respectively, in which it allowed for the admission of the Argentine government as shareholder of TSM and TMB in accordance with the shareholding interest claimed by the Argentine government so as to comply with the condition precedent imposed for the admission of the Argentine government and in order to allow the respective trusts to transfer the trusted property (corresponding to the generation power stations) to the companies TSM and TMB (beneficiaries of the trusts agreements). However, in both cases, the corresponding reservation of rights to continue the already commenced complaints abovementioned was made.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal San Martín, for which the validity of TMB and TSM OMA was extended until the effective transference of the trust’s liquidation equity.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the three-month period ended March 31, 2020 were prepared applying the financial information framework prescribed by CNV as mentioned in note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2019.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2019 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2019.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

The condensed consolidated financial statements as at March 31, 2020, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2019.

The inflation was 7.80% and 11.78% in the three-month periods ended March 31, 2020 and 2019, respectively.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2020, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IFRS 3: Definition of a business

In October 2018, IASB issued amendments to the definition of a business through IFRS 3 “Business combinations” to make it easier for companies to decide whether activities and assets they acquire are a business or not. The standard clarifies the minimum requirements for the existence of a business, removes the test on whether market participants can replace the missing elements; it adds a guide to help companies evaluate if an acquired process is significant; it reduces the definitions of a business and results, and it introduces an optional concentration test of reasonable value. New examples were provided together with the amendments.

Since amendments are applied prospectively to the transactions or other events that occur on the date of the first application or later, the Group has not been affected by these amendments on the transition date.

Amendments to IAS 1 and to IAS 8: Definition of material

In October 2018, IASB issued amendments to IAS 1 “Presentation of Financial Statements” and to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to align the definition of “material” through the standards and to clarify certain aspects of the definition. The new definition establishes that: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendment to the definition of material has not had a significant impact on the consolidated financial statements of the Group.

2.4.
Property, plant and equipment impairment

At every period closing date, the Group evaluates if there is any triggering event of an individual component or group of property, plant and equipment that may have their value impaired. Should such event exist, the impairment test for an asset is then required, and the Group estimates the recoverable amount of such asset. The recoverable amount of an asset is the highest amount between the fair value less costs of sale of such asset and its value in use. Such recoverable amount is determined for an individual asset, unless the individual asset does not generate cash flows substantially independent from the other assets or group of assets; in such case, the cash flows of the group of assets forming the cash-generation unit to which they belong are considered. When the book value of an individual asset or a cash-generation unit exceeds its recoverable amount, the individual asset, or in its case the cash-generation unit, is considered as impaired and its value is reduced to its recoverable amount.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

The Group has identified as triggering events of potential impairment of the gas turbines held by the Company the lack of certainty regarding new projects that would allow the use of the acquired turbines, which was also affected by the COVID-19 pandemic described in note 14.

Consequently, the Group has revised the recoverability of its turbines, included in the sub-item of property, plant and equipment under the same name, as at March 31, 2020, as individual assets, and has estimated that the book value of the generation groups Siemens, which are storaged in the supplier´s facilities, exceeds its recoverable value by 774,443. To determine the recoverable amount of such generation groups, the Group has estimated the fair value less costs of sale, basing its estimate on a purchase offer received after the period- end closing under the framework of negotiations for the potential sale of such assets, since such offer represents the fair value of such turbines at period-end. The charge for the impairment of the above-mentioned turbines was recorded in the item “Property, plant and equipment impairment” of the consolidated income statement for the three-month period ended March 31, 2020. After recognizing the impairment, the book value of the above-mentioned Siemens generation groups amounts to 1,928,070.

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the three-month periods ended March 31, 2020 and 2019:

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	6,550,012	1,259,172	2,465,794	345,738	(2,615,521)	8,005,195
Cost of sales	(2,880,308)	(287,770)	(2,048,997)	(277,976)	2,176,606	(3,318,445)
Administrative and selling expenses	(546,087)	(80,216)	(460,011)	-	460,011	(626,303)
Other operating income	3,003,654	189,285	101,469	9,009	(101,469)	3,201,948
Other operating expenses	311,951	(356,490)	(5,683)	(259)	5,683	(44,798)
Impairment of property, plant and equipment	(774,443)	-	-	-	-	(774,443)
Operating income	5,664,779	723,981	52,572	76,512	(74,690)	6,443,154

Other (expenses) income	(4,422,048)	(1,093,399)	(19,015)	(46,743)	94,320	(5,486,885)
Net income (loss) for the segment	1,242,731	(369,418)	33,557	29,769	19,630	956,269
Share in the net income (loss) for the segment	1,242,731	(369,418)	59,221	23,735	-	956,269

2019	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	8,362,427	690,203	4,502,926	448,306	(4,752,636)	9,251,226
Cost of sales	(5,103,492)	(153,745)	(3,277,191)	(276,215)	3,394,506	(5,416,137)
Administrative and selling expenses	(612,409)	(61,950)	(807,607)	-	807,607	(674,359)
Other operating income	4,307,695	18,801	230,119	599	(230,119)	4,327,095
Other operating expenses	(1,681)	(39,848)	(19,457)	(8,372)	19,457	(49,901)
Operating income	6,952,540	453,461	628,790	164,318	(761,185)	7,437,924

Other (expenses) income	(5,105,577)	(634,075)	(358,159)	(18,077)	502,716	(5,613,172)
Net income (loss) for the segment	1,846,963	(180,614)	270,631	146,241	(258,469)	1,824,752
Share in the net income (loss) for the segment	1,846,963	(180,614)	107,263	51,140	-	1,824,752

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

4.
Revenues

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 31, Resolution 19, SGE Resolution 70/2018 and amendments	4,240,911	8,211,413
Sales under contracts	3,387,751	768,012
Steam sales	180,522	73,204
Resale of gas transport and distribution capacity	60,927	75,029
Revenues from CVO thermal plant management	135,084	123,568
	8,005,195	9,251,226

5.
Other income and expenses

5.1.
Other operating income

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Interest earned from customers	766,660(1)	459,025(1)
Foreign exchange difference, net	2,426,164(2)	3,868,070(2)
Others	9,124	-
	3,201,948	4,327,095

(1)
Includes 477 and 10,424 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended March 31, 2020 and 2019, respectively. It also includes 374,875 and 324,805 related to CVO receivables for the three-month periods ended March 31, 2020 and 2019, respectively.
(2)
Includes 16,096 and 178,610 related to receivables under FONINVEMEM I and II Agreements for the three-month periods ended March 31, 2020 and 2019, respectively. It also includes 2,152,204 and 3,825,631 related to CVO receivables for the three-month periods ended March 31, 2020 and 2019, respectively.

5.2.
Other operating expenses

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Charge related to discount of tax credits	(45,467)	-
(Charge) Recovery related to the provision for lawsuits and claims	460	(35,000)
(Charge) Recovery related to the allowance for doubtful accounts	209	(148)
Others	-	(14,753)
	(44,798)	(49,901)

5.3.
Finance income

	31-03-2020	31-03-2019
	ARS 000	ARS 000

Interest earned	61,189	26,606
Net income on financial assets at fair value through profit or loss (1)	69,054	369,375
Foreign exchange differences	-	171,300
	130,243	567,281

(1)
Net of 6,402 and 24,687 corresponding to turnover tax for the three-month periods ended March 31, 2020 and 2019, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

5.4.
Finance expenses

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Interest on loans and borrowings from CAMMESA	(874,338)	(681,243)
Foreign exchange differences	(2,512,085)	(1,406,917)
Bank commissions for loans and others	(98,382)	(4,418)
Others	(870,347)	(94,177)
	(4,355,152)	(2,186,755)

6.
Income tax

The major components of income tax during the three-month periods ended March 31, 2020 and 2019, are the following:

Consolidated statements of income and comprehensive income

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Current income tax
Income tax charge for the period	(1,122,534)	(2,171,121)

Deferred income tax
Related to the net variation in temporary differences	(507,279)	12,778
Income tax	(1,629,813)	(2,158,343)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the three-month periods ended March 31, 2020 and 2019, is as follows:

	31-03-2020	31-03-2019
	ARS 000	ARS 000

Income before income tax	2,586,082	3,983,096

At statutory income tax rate of 30%	(775,825)	(1,194,929)
Share of the profit of associates	(3,331)	6,600
Effect related to statutory income tax rate change (1)	567,427	93,116
Effect related to the discount of income tax payable	175,035	(357,605)
Loss on net monetary position	(1,926,207)	(705,515)
Others	333,088	(10)
Income tax for the period	(1,629,813)	(2,158,343)

(1) Effect of applying the changes in the statutory income tax rate established by Law 27,430 and Law 27,541, as described in Note 20 to the issued consolidated financial statements of December 31, 2019, to the deferred assets and liabilities, according to its expected term of realization and settlement, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and comprehensive income
	03-31-2020	12-31-2019	03-31-2020	03-31-2019
	ARS 000	ARS 000	ARS 000	ARS 000

Provisions and others	(139,250)	(158,544)	19,294	8,238
Trade receivables	3,246	3,869	(623)	-
Other financial assets	(23,069)	(296,895)	273,826	47,832
Employee benefit liability	71,534	86,263	(14,729)	(4,721)
Receivables and other non-financial liabilities	-	-	-	128
Investments in associates	(765,806)	(825,535)	59,729	(35,058)
Property, plant and equipment - Material & spare parts	(5,288,281)	(4,024,173)	(1,264,108)	(242,948)
Intangible assets	(316,305)	(699,745)	383,440	35,511
Deferred tax income	(2,173,565)	(2,270,287)	96,722	56,131
Tax loss carry-forward	1,734,935	1,782,828	(47,893)	147,665
Tax inflation adjustment	(413,051)	(400,114)	(12,937)	-
Deferred income tax (expense) income			(507,279)	12,778
Deferred income tax liabilities, net	(7,309,612)	(6,802,333)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	03-31-2020	12-31-2019
	ARS 000	ARS 000

Deferred income tax asset	2,326,769	1,222,511
Deferred income tax liability	(9,636,381)	(8,024,844)
Deferred income tax liability, net	(7,309,612)	(6,802,333)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	03-31-2020	12-31-2019
	ARS 000	ARS 000

Non-current:
Trade receivables - CAMMESA	25,623,460	26,140,418
Guarantee deposits	43	46
	25,623,503	26,140,464

Current:
Trade receivables - CAMMESA	11,927,701	14,873,774
Trade receivables - YPF SA and YPF Energía Eléctrica SA	261,707	340,856
Trade receivables - Large users	1,050,660	430,474
Receivables from associates and other related parties	51	880
Other receivables	943,478	1,228,410
	14,183,597	16,874,394

Allowance for doubtful accounts - Exhibit E	(12,339)	(13,527)
	14,171,258	16,860,867

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

FONINVEMEM I and II: The receivables under FONINVEMEM I and II Agreements are included under “Trade receivables - CAMMESA”. Such receivables are being collected in 120 equal, consecutive monthly installments beginning in February and January 2010, when Thermal Jose de San Martin and Thermal Manuel Belgrano plants, commenced operations, respectively. Since those dates, CAMMESA has made all payments of principal and interest in accordance with the above-mentioned contractual agreements.

During the three-month periods ended March 31, 2020 and 2019 collections of these receivables amounted to 265,504 and 302,789, respectively.

As mentioned in Note 1.2.a) to the issued consolidated financial statements for the year ended December 31, 2019, during the three-month period ended March 31, 2020 the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively, were collected.

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2019, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the three-month period ended March 31, 2020 and 2019, collections of CVO receivables amounted to 1,315,390 y 903,538, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2019.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

03-31-20	39,794,761	35,072,796	4,685,806	14,577	3,610	4,057	13,915
12-31-19	43,001,331	39,745,583	3,232,025	4,618	3,879	-	15,226

7.2.
Trade and other payables

	03-31-2020	12-31-2019
	ARS 000	ARS 000
Current:
Trade and other payables	2,639,332	5,996,438
Insurance payable	-	341,573
Payables to associates	30,845	21,554
	2,670,177	6,359,565

Trade payables are non-interest bearing and are normally settled on 60-day terms.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2019.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.
Other loans and borrowings

	30-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.8)	29,270,776	32,759,287
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	1,047,865	321,452
	30,318,641	33,080,739
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.8)	9,671,232	7,052,206
Short-term loans - Banco Macro S.A. (Note 7.3.7)	1,083,353	1,205,119
Bank and investment accounts overdrafts	77,083	394,548
	10,831,668	8,651,873

7.3.1.
Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue an interest rate equal to LIBOR plus 5.25%, and the rest at LIBOR plus 4% and the loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2019. As of March 31, 2020, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at March 31, 2020 and 2019, there are trade receivables with specific assignment for the amounts of 306,167 and 623,852, respectively.

As of March 31, 2020, and as of December 31, 2019, the balance of these loans amounts to 8,719,432 and 9,027,151, respectively.

7.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 11.2.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2019 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at March 31, 2020, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at March 31, 2020 and December 31, 2019, the balance of this loan amounts to 2,858,383 and 2,938,547, respectively.

7.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López, as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin and it is amortizable quarterly in 5 equal and consecutive installments as from 18 months from the execution of the loan agreement.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at March 31, 2020, the Company has complied with such obligations.

On June 14, 2019 the loan funds were fully disbursed. As at March 31, 2020 and December 31, 2019, the balance of the loan amounts to 11,501,235 and 11,512,732, respectively.

7.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.4 to the issued financial statements as at December 31, 2019. As of March 31, 2020, the Group has met such obligations.

On November 22, 2019 the loan funds were fully disbursed. As at March 31, 2020 and December 31, 2019, the balance of the loan amounts to 4,798,054 and 4,798,693, respectively.

7.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in note
10.3.5 to the issued financial statements as at December 31, 2019. As of March 31, 2020, the Group has met such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at March 31, 2020 and December 31, 2019, the balance of this loan amounts to 796,938 and 800,764, respectively.

7.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

commercial operation date, what it happens first) -, guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in process of being issued, under the terms defined by the loan agreement.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.6 to the issued financial statements as at December 31, 2019. As of March 31, 2020, the Group has met such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of March 31, 2020 and December 31, 2019, the balance of this loan amounts to 2,405,010 and 2,417,838, respectively.

7.3.7.
Banco Macro S.A. short-term loan

On October 25 and 28, the Company entered into a loan agreement with Banco Macro S.A. for an amount of 1,000,000 to be used in the commercial business of the Company.

Under the terms of the agreement, this loan accrues a variable three-month interest rate based on pure BADLAR rate, plus a margin; and it is completely amortized in a year.

On October 28, 2019, the loan funds were fully disbursed. As of March 31, 2020 and December 31, 2019, the balance of this loan amounts to 1,083,353 y 1,205,119, respectively.

7.3.8.
Financial trust corresponding to Thermal Station Brigadier López

As described in Note 19.10 to the issued financial statements for the fiscal year ended December 31, 2019, within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of March 31, 2020, 29 installments are to be amortized and the financial debt balance amounts to 7,862,956.

Under the subscribed trust guarantee agreement, as at March 31, 2019 and 2020, there are trade receivables with specific assignment for the amounts of 637,281 and 601,312, respectively.

7.4. Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities and mutual funds is based on price quotations at the end of each reporting period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of March 31, 2020 and December 31, 2019:

		Fair value measurement using:
03-31-2020	Measurement date	Total	Nivel 1	Nivel 2	Nivel 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	03.31.2020	1,951,281	1,951,281	-	-
Public debt securities	03.31.2020	2,391,171	2,391,171	-	-
Stocks and private debt securities	03.31.2020	1,084,074	1,084,074	-	-
Total financial assets measured at fair value		5,426,526	5,426,526	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	03.31.2020	1,047,865	-	1,047,865	-
Total financial liabilities measured at fair value		1,047,865	-	1,047,865	-

		Fair value measurement using:
12-31-2019	Measurement date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2019	4,565,916	4,565,916	-	-
Public debt securities	12.31.2019	3,733,280	3,733,280	-	-
Total financial assets measured at fair value		8,299,196	8,299,196	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	12.31.2019	321,452	-	321,452	-
Total financial liabilities measured at fair value		321,452	-	321,452	-

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2019.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	03-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
Tax credits	875,080	600,798
Income tax credits	127,441	137,381
Prepayments to vendors	4,414	4,759
	1,006,935	742,938
Current:
Upfront payments of inventories purchases	216,272	229,453
Prepayment insurance	358,781	470,333
Tax credits	244,514	311,846
Other	164,969	73,097
	984,536	1,084,729

8.2.
Other non-financial liabilities

	03-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
VAT payable	4,332,045	4,491,452
Tax on bank account transactions payable	177,187	202,859
	4,509,232	4,694,311
Current:
VAT payable	1,030,203	1,495,542
Turnover tax payable	60,848	63,315
Income tax withholdings payable	65,035	49,256
Concession fees and royalties	32,874	67,788
Tax on bank account transactions payable	131,766	146,164
Others	2,297	47,555
	1,323,023	1,869,620

8.3.
Compensation and employee benefits liabilities

	03-31-2020	12-31-2019
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	254,275	247,162

Current:
Vacation and statutory bonus	282,797	261,335
Contributions payable	105,329	103,344
Bonus accrual	156,718	383,494
Other	9,666	5,032
	554,510	753,205

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

9.
Equity reserves

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 474,793 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 9,808,803.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	03-31-2020	124	-	51	-
	03-31-2019	70	-	56	-
	12-31-2019	510	-	290	-

Distribuidora de Gas Cuyana S.A.	03-31-2020	-	95,755	-	30,297
	03-31-2019	-	120,987	-	77,122
	12-31-2019	-	467,573	-	20,801

Energía Sudamericana S.A.	03-31-2020	-	-	-	548
	03-31-2019	-	-	-	813
	12-31-2019	-	-	-	591

Transportadora de Gas del Mercosur S.A.	03-31-2020	-	-	-	-
	03-31-2019	6	-	40	-
	12-31-2019	-	-	-	-

Related companies:

RMPE Asociados S.A.	03-31-2020	56	137,235	-	-
	03-31-2019	56	87,551	-	83,835
	12-31-2019	192	387,303	-	-

Coyserv S.A.	03-31-2020	-	2,343	-	-
	03-31-2019	-	6,114	-	-
	12-31-2019	-	33,350	590	162
Total	03-31-2020	180	235,333	51	30,845
	03-31-2019	132	214,652	96	161,770
	12-31-2019	702	888,226	880	21,554

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the three-month period ended March 31, 2020 and for the year ended December 31, 2019, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

11.
Contracts and agreements

11.1.
Renewable Energy Projects

During 2018, the wind farms belonging to CP La Castellana S.A.U. and CP Achiras S.A.U. (CPR subsidiaries) were commissioned, with a capacity of 100.8 MW and 48 MW, respectively.

Likewise, on July 17, 2019 the wind form “La Castellana II” belonging to CPR Energy Solutions S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 14.4 MW, which was extended to 15.2 MW at the date of issuance of these financial statements. Also, on September 14, 2019 the wind farm belonging to the subsidiary Vientos La Genoveva II S.A.U. was commissioned, with a capacity of 41.8 MW. Finally, on December 7, 2019 the wind form belonging to CP Manque S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 38 MW being the total projected capacity of 57 MW; then, on January 23, 2020 the commissioned capacity was extended to 53.2 MW; and finally, on March 3, 2020 the remaining capacity was commissioned completing the total 57 MW.

During February 2020 the wind form belonging to CP Los Olivos S.A.U. (a CPR subsidiary) was commissioned, with a capacity of 22.8 MW.

At the date of issuance of these financial statements, the wind farm La Genoveva is under construction, with a planned capacity of 88.2 MW.

In 2017 the Group entered into a power purchase agreement with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations.

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into a supply agreement with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume. In addition, another supply agreement was executed with PBB Polisur S.R.L. (Dow Chemical), with a term of 6 years and an estimated volume of 80 GWh/year.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 230 GWh per year.

Regarding the wind farm Los Olivos, the Group entered into a power purchase agreement with S.A. San Miguel A.G.I.C.I. y F. for a 10-year term to supply them 8.7 GWh/year as from the launch of commercial operations. Also, the Group entered into a power purchase agreement with Minera Alumbrera Limited for a 10-year term to supply them 27.4 GWh/year.

11.2.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations during 2019.

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

12.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

13.
Measures in the Argentine economy

During December 2019, the Central Bank of Argentina (“BCRA”) issued Communication “A” 6854 and “A” 6856 whereby the regulations on Abroad and Exchange Rate issued by BCRA were extended, which included regulations on exports, imports and, especially, the previous BCRA’s authorization to access the foreign Exchange market for the transference of profits and dividends. It is important to highlight the fact that these regulations do not prevent settlement of commercial obligations of the Company or the obtaining and/or settlement of financial debt abroad.

Moreover, on December 23, 2019, Law no. 27541 on “Social Solidarity and Production Reactivation within the Public Emergency framework” was published in the Official Gazette; and on December 28, Decree no. 99/2019 was issued with the regulations for the implementation of such law. The main measures in the law and its regulations affecting the tax regime and the energy market are the following:

Tax obligations

a)
Income tax

Law no. 27430 had established that for the fiscal period commenced as from January 1, 2020, the corporate rate of income statement would be reduced from 30% to 25% and that the additional tax on dividends or profits distributed to human persons of Argentina and abroad would increase from 7% to 13%. Law no. 27541 cancels that rate change and keeps the original 30% and 7%, up to the fiscal periods commencing January 1, 2021 inclusive.

b)
Tax on an inclusive and supportive Argentina (“impuesto PAIS” [Country tax])

With emergency character and for the term of five fiscal periods, a tax with a 30% rate is established on the operations related to the acquisition of foreign currency for saving, purchase of goods and services in foreign currency and international transport of passengers. Such tax extends to all residents of Argentina, whether human persons or business entities. The tax does not have the character of payment on account of any tax.

The operations under this tax that may impact on the operation of the Company are the following:

-
Purchase of foreign notes and currency for saving or with no specific purpose (with a monthly limit of USD 200).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

-
Foreign currency Exchange by financial entities on behalf and to the order of purchaser or borrower with the purpose of paying acquisitions of goods or services abroad, regardless of the method of payment.

-
Foreign currency Exchange by financial entities on behalf and to the order of purchaser or borrower living in Argentina with the purpose of paying services rendered by persons not residing in Argentina, regardless of the method of payment.

Energy Market

The Law enables the Executive Branch to keep electricity and natural gas rates under federal jurisdiction and to commence a re-negotiation process for the revision of the integral rate in force or to start an extraordinary revision as from the Law’s entering into force date and for a maximum term of 180 days tending to a reduction in the rate charge on homestead, stores and industries for year 2020. Exercising delegated powers, the Argentine Government announced the cancellation of all electricity and natural gas rate update for the 180 days stated in the Law. In that sense, on February 27, 2020, Resolution no. 31 issued by the Secretariat of Energy was published, which resolution is described in Note 1.1.

It is important to highlight the fact that these measures affect sales on the spot market, but do not affect the agreements signed by the Group with CAMMESA or other companies, which establish the applicable rate table.

14.
COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this sense, on March 20, 2020 the Argentine government issued Decree 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine”), as a public health measure to contain the effects of the Covid-19 outbreak. Such decree established that during the Quarantine people must remain in their residence and must refrain from going to their workplaces and may not travel along routes, roads or public spaces. Since the adoption of the Quarantine, the government has extended it several times, and as of the date of these financial statements the Quarantine is expected to end on June 7, 2020. Moreover, as additional measure to contain the virus in Argentina, international travel was suspended (except for certain specific repatriation flights).

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Although operations personnel were allowed to continue their activities, under certain health and sanitary precautions, the rest of the personnel continued working remotely. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the Quarantine.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

-
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector, have not been able to continue operating normally. According to information from CAMMESA, since the Quarantine began the total electric energy demand significantly declined. This reduction is likely to have an impact in the Group´s thermal energy generation, in particular our units with higher heat rate (less efficient).

-
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine may also affect the cash flow of CAMMESA and our private clients and it may increase the delays in their payments and the risk of uncollectability of private clients.

-
Personnel safeguard. Multiple measures to protect the health of all the Group´s operations and maintenance personnel have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, and keeping all non-essential personnel working remotely, f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in progress. Although these measures have been effective for the safeguard of the Group’s personnel, as of the date of these financial statements, the Group cannot assure that none of its employees (including key personnel) will be affected by the Covid-19.

-
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction/development

The COVID-19 outbreak has had an impact on the projects currently under construction. Therefore, delays in the project completion dates originally planned are expected to be experienced.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regard being had to the foregoing, a procedure and a protocol were drafted, which have to be complied with by the personnel, contractors and subcontractors.

Regarding wind farm La Genoveva, on February 21, 2020, Vestas Argentina S.A. notified the Group that the COVID-19 outbreak affected its manufacturing activities worldwide, causing delays on the supply chain for the delivery of certain Chinese-origin manufacturing components required for the completion of the wind turbines. In its communication, Vestas Argentina S.A. did not specify the specific impact this situation may have on the agreed upon schedule. However, delays on the project’s completion are reasonably expected. The Group sent a notice to CAMMESA reporting the updates received from Vestas Argentina S.A., in accordance with the force majeure clauses of the Supply of Renewable Electrical Energy entered into with CAMMESA described in

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

Note 11.1, in order to avoid potential penalties should the project suffer unexpected and unforeseen delays. On April 7, 2020, CAMMESA acknowledged receipt of that notice and asked for a report on the consequences that the force majeure events have had on the schedule of the project. The construction of the wind farm has been resumed on April 9, 2020. Since then, the Company has sent to CAMMESA several notices informing: on the one hand, the impact this force majeure event had on the project and the measures taken within the COVID-19 protocol abovementioned; and on the other hand, reiterating the request of not receiving sanctions for the evidenced delays, as well as the request to obtain an extension in the commercial operation date of the wind farm to September 25, 2020. The main events impacting on the project execution schedule are the following: i) delays in the international manufacturing and delivery, ii) delays in the manufacturing and/or supply of local equipment, components and parts, iii) restrictions on the transport of material and components, iv) restrictions on the working methods due to compliance with COVID-19 health protocols that reduce the productivity of processes and tasks, and v) the borders lockdown that prevent foreign specialists from entering to conduct assembly or installation processes and for the start-up. At the date of issuance of these financial statements, CAMMESA’s answer on the commercial authorization date extension request is pending.

The Quarantine also affected the construction of the Terminal 6-San Lorenzo thermal plant described in Note 11.2. After the Quarantine was lifted according to Administrative Decision 468/2020, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 11.2, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. CAMMESA answered acknowledging receipt and acknowledging the content of the notice of the Company. Notwithstanding, it stated that as it stems from the Wholesale Demand Agreement, the scope and effects of force majeure shall be exclusively applied as from the commencement of the term of the mentioned agreement, i.e. as from the commitment date for the completion of the project or the commercial authorization, whichever occurs first; and that no event occurring before such milestone shall be considered under the provisions of such clause. At the date of issuance of these financial statements, the Company is analyzing the steps to follow in relation to the request made.

The effects of the Covid-19 crisis pose challenges to the closing of the combined cycle at the Brigadier López plant and to the development of the El Puesto solar farm, delaying the start of construction of such projects, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for the projects in the current market situation.

In addition, the Covid-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbines included under "Gas turbines" item within property, plant and equipment.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Natural gas distribution operating segment

Additionally, the Covid-19 pandemic crisis may also affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover,

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users. This measure is expected to increase the payment delays and/or the uncollectability from such clients.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group´s financial position.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

 EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

 AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

	03-31-2020
	Cost
	At the beginning	Additions	Transfers	At the end
	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	6,805,626	14,332	(208,932)	6,611,026
Electric power facilities	47,408,764	83,774	1,308,501	48,801,039
Wind turbines	10,646,932	375,848	2,242,553	13,265,333
Gas turbines	5,220,976	-	-	5,220,976
Construction progress	24,575,449	3,185,826	(3,384,682)	24,376,593
Other	2,617,187	27,157	3,806	2,648,150
Total 03-31-2020	97,274,934	3,686,937	(38,754) (1)	100,923,117

	03-31-2020					12-31-2019
	Depreciation and impairment
	At the beginning	Charges	Impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	949,159	62,206	-	1,011,365	5,599,661	5,856,467
Electric power facilities	28,857,966	491,271	-	29,349,237	19,451,802	18,550,798
Wind turbines	482,781	151,073	-	633,854	12,631,479	10,164,151
Gas turbines	-	-	-	-	5,220,976	5,220,976
Impairment of gas turbines (2)	1,342,797	-	774,443	2,117,240	(2,117,240)	(1,342,797)
Impairment of electric power facilities and construction progress (2)	2,244,320	(17,110)	-	2,227,210	(2,227,210)	(2,244,320)
Construction progress	-	-	-	-	24,376,593	24,575,449
Other	2,279,102	11,999	-	2,291,101	357,049	338,085
Total 03-31-2020	36,156,125	699,439	774,443	37,630,007	63,293,110
						61,118,809

(1)
Transferred to intangible assets related to transmission lines that were transferred to electric energy transport companies.
(2)
See Note 2.3.8. to the issued financial statements as at December 31, 2019. See Note 2.4.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

 EXHIBIT B

	03-31-2020
	Cost
	At the beginning	Transfers	At the end
	ARS 000	ARS 000	ARS 000

Concession right	13,108,490	-	13,108,490
Transmission lines and electrical substations for wind farms	1,025,441	38,754	1,064,195
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	6,569,709	-	6,569,709
Total 03-31-2020	20,703,640	38,754(2)	20,742,394

	03-31-2020					12-31-2019
	Amortization and impairment
	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	10,922,328	3,3	136,635	11,058,963	2,049,527	2,186,162
Transmission lines and electrical substations for wind farms	83,641	5	12,992	96,633	967,562	941,800
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	916,701		392,872	1,309,573	5,260,136	5,653,008
BL contracts impairment (1)	1,160,853		(80,677)	1,080,176	(1,080,176)	(1,160,853)
	13,083,523		461,822	13,545,345	7,197,049
Total 03-31-2020						7,620,117

(1)
See Note 2.3.8. to the issued financial statements as at December 31, 2019.
(2)
Transferred from property, plant and equipment.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

	03-31-2020					12-31-2019
Item	At beginning	Increases	Decreases	Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

ACTIVOS

Non-current

Inventories	133,288	-	(9,644)(1)	-	123,644	133,288

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	13,527	669	(979)(1)	(878)	12,339	13,527
Total 03-31-2020	146,815	669	(10,623)	(878)	135,983
Total 31-12-2019	158,831	43,714	(55,730)(1)	-		146,815

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	29,597	337	(2,140)(1)	(797)	26,997	29,597
Total 03-31-2020	29,597	337	(2,140)	(797)	26,997
Total 31-12-2019	891,338	5,694	(867,435)(2)	-		29,597

(1)
Income (loss) for exposure to change in purchasing power of currency for the period.
(2)
850,084 relates to the adoption of IFRC 23, as described in Note 2.5 to the issued financial statements as at December 31, 2019. Theremaining effect relates to the loss for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE THREE-MONTH PERIODS ENDED AS OF MARCH 31, 2020 AND 2019

	03-31-2020	03-31-2019
	ARS 000	ARS 000

Inventories at beginning of each period	864,296	490,168

Purchases and operating expenses for each period:

- Purchases	660,403	3,420,854
- Operating expenses (Exhibit H)	2,668,284	2,068,540
	3,328,687	5,489,394

Inventories at the end of each period	(874,538)	(563,425)
Total sales costs	3,318,445	5,416,137

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

	03-31-2020				12-31-2019
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000
NON-CURRENT ASSETS

Trade and other receivables	USD	397,448	64.470(2)	25,623,460	USD	404,860	26,140,418
				25,623,460			26,140,418
CURRENT ASSETS

Cash and cash equivalents	USD	13,559	64.269	871,423	USD	29,834	1,919,684
	EUR	2	70.767	142	EUR	1	72
Other financial assets	USD	52,820	64.269	3,394,689	USD	97,220	6,255,653
Trade and other receivables	USD	71,007	64.470(2)	4,577,800	USD	79,002	5,100,889
	USD	13,157	64.269	845,587	USD	8,837	568,622
				9,689,641			13,844,920
				35,313,101			39,985,338

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	486,214	64.469	31,345,730	USD	532,441	34,374,995
				31,345,730			34,374,995

CURRENT LIABILITIES

Other loans and borrowings	USD	152,534	64.469	9,833,714	USD	110,804	7,153,633
Trade and other payables	USD	9,084	64.469	585,636	USD	22,537	1,455,014
	EUR	815	71.148	57,986	EUR	291	21,089
				10,477,336			8,629,736
				41,823,066			43,004,731

USD: US dollar.
EUR: Euro.

(1)
At the exchange rate prevailing as of March 31, 2020 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of March 31, 2020 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

  CENTRAL PUERTO S.A.

  INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2020 AND 2019

	03-31-2020			03-31-2019
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	619,963	202,382	822,345	657,630	278,237	935,867
Other long-term employee benefits	23,544	4,063	27,607	12,919	2,200	15,119
Depreciation of property, plant and equipment	696,677	2,762	699,439	556,528	-	556,528
Amortization of intangible assets	461,657	165	461,822	144,233	-	144,233
Purchase of energy and power	22,837	-	22,837	30,851	2,237	33,088
Fees and compensation for services	224,887	188,328	413,215	140,050	162,528	302,578
Maintenance expenses	280,104	56,178	336,282	250,538	84,601	335,139
Consumption of materials and spare parts	67,748	-	67,748	71,744	-	71,744
Insurance	151,183	5,079	156,262	84,341	981	85,322
Levies and royalties	106,575	-	106,575	100,579	-	100,579
Taxes and assessments	7,736	64,484	72,220	8,979	15,018	23,997
Tax on bank account transactions	1,037	95,290	96,327	1,346	107,771	109,117
Others	4,336	7,572	11,908	8,802	20,786	29,588
Total 03-31-2020	2,668,284	626,303	3,294,587
Total 03-31-2019				2,068,540	674,359	2,742,899

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the three-month period ended March 31, 2020

	03-31-2020	03-31-2019
	Unaudited
	ARS 000	ARS 000

Revenues	6,610,939	8,437,456
Cost of sales	(2,934,922)	(5,186,534)
Gross income	3,676,017	3,250,922

Administrative and selling expenses	(548,937)	(610,434)
Other operating income	3,327,862	4,348,736
Other operating expenses	665	(35,002)
Impairment of property, plant and equipment	(774,443)	-
Operating income	5,681,164	6,954,222

Loss on net monetary position	(926,709)	(2,970,120)
Finance income	394,291	594,838
Finance expenses	(2,399,737)	(487,329)
Share of the profit of associates and subsidiaries	(325,562)	(86,105)
Income before income tax	2,423,447	4,005,506

Income tax for the period	(1,490,809)	(2,136,131)
Net income for the period	932,638	1,869,375
Total comprehensive income for the period	932,638	1,869,375

- Basic and diluted earnings per share (ARS)	0.62	1.24

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at March 31, 2020

		03-31-2020	12-31-2019
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		41,368,733	41,626,964
Intangible assets		6,229,488	6,678,320
Investment in associates		3,766,201	3,719,592
Investment in subsidiaries	Exhibit C	4,602,682	4,982,388
Trade and other receivables		25,623,503	26,140,462
Other non-financial assets		131,809	142,089
Other financial assets		-	3,289,256
Inventories		148,954	155,413
		81,871,370	86,734,484
Current assets
Inventories		718,290	701,573
Other non-financial assets		720,844	730,082
Trade and other receivables		11,940,415	15,260,860
Other financial assets		7,742,262	3,992,206
Cash and cash equivalents		688,374	1,110,248
		21,810,185	21,794,969
Total assets		103,681,555	108,529,453

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		19,971,268	19,971,268
Legal reserve		2,564,266	2,564,266
Voluntary reserve		28,578,734	28,578,734
Retained earnings		11,216,235	10,283,597
Total equity		63,844,525	62,911,887

Non-current liabilities
Other non-financial liabilities		4,509,232	4,694,311
Other loans and borrowings		14,104,275	17,082,800
Compensation and employee benefits liabilities		244,464	247,162
Deferred income tax liabilities		6,741,611	6,364,583
		25,599,582	28,388,856
Current liabilities
Trade and other payables		1,893,720	5,758,398
Other non-financial liabilities		1,186,753	1,731,545
Other loans and borrowings		9,267,886	7,284,002
Compensation and employee benefits liabilities		508,280	682,388
Income tax payable		1,353,812	1,742,780
Provisions		26,997	29,597
		14,237,448	17,228,710
Total liabilities		39,837,030	45,617,566
Total equity and liabilities		103,681,555	108,529,453

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

SEPARATE STATEMENT OF CASH FLOWS
for the three-month period ended March 31, 2020

	03-31-2020	03-31-2019
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	2,423,447	4,005,506

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	490,709	451,230
Amortization of intangible assets	448,832	144,233
Impairment of property, plant and equipment	774,443	-
Interest earned from customers	(766,528)	(459,025)
Finance income	(394,291)	(594,838)
Finance expenses	2,399,466	487,329
Share of the profit of associates and subsidiaries	325,562	86,105
Movements in provisions and long-term employee benefit plan expense	24,992	49,975
Foreign exchange difference for trade receivables	(2,541,185)	(3,887,299)
Loss on net monetary position	(1,562,635)	(1,011,184)

Working capital adjustments:
Decrease in trade and other receivables	5,708,680	2,932,535
Increase in other non-financial assets and inventories	9,260	(79,604)
Increase in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(4,622,335)	782,496
	2,718,417	2,907,459

Interest received	777,721	325,574
Income tax paid	(1,376,658)	(601,195)
Net cash flows provided by operating activities	2,119,480	2,631,838

Investing activities
Purchase of property, plant and equipment	(1,046,510)	(3,179,262)
Loans granted to subsidiaries, net	(569,418)	(119,748)
Sale of available-for-sale financial assets, net	792,359	651,819
Capital contributions to subsidiaries	-	(247,763)
Net cash flows used in investing activities	(823,569)	(2,894,954)

Financing activities
Bank and investment accounts overdrafts received (paid), net	(563,132)	(7,075)
Long-term loans paid	(74,535)	-
Interest paid	(485,236)	(21,352)
Net cash flows used in financing activities	(1,122,903)	(28,427)

Increase (Decrease) in cash and cash equivalents	173,008	(291,543)
Exchange difference and other financial results	(578,296)	211,260
Monetary results effect on cash and cash equivalents	(16,586)	3,884
Cash and cash equivalents as of January 1	1,110,248	263,101
Cash and cash equivalents as of March 31	688,374	186,702

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate condensed financial statements for the three-month period ended March 31, 2020 were prepared by applying the financial information framework established by CNV as mentioned in note 1.1.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the three-month period ended March 31, 2020.

These separate interim condensed financial statements are presented in Argentine pesos, and all values have rounded to the nearest thousand (ARS 000), unless otherwise stated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF MARCH 31, 2020 AND DECEMBER 31, 2019

	03-31-2020								12-31-2019
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	120,870	6,788	120,870	114,081
CP Renovables S.A.	1 vote	1	3,313,313,169	3,313,313,169	Unlisted	1,531,420	43,389	1,531,420	1,488,031
Central Aime Paine S.A.	1 vote	1	97,000	97	Unlisted	97	-	97	105
Proener S.A.U.	1 vote	1	282,557	1	Unlisted	68,386	4,237	68,386	64,149
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1,615,451,861	Unlisted	1,968,237	(438,029)	1,968,237	2,406,266
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,293,542	Unlisted	913,672	3,916	913,672	909,756
							(379,699)	4,602,682	4,982,388

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	03/31/2020	500	21,974	215,109	56%
CP Renovables S.A.	03/31/2020	3,313,313	61,985	2,414,817	70%
Central Aime Paine S.A.	03/31/2020	100	-	-	97%
Proener S.A.U.	03/31/2020	283	4,237	74,262	100%
Vientos La Genoveva S.A.U.	03/31/2020	1,615,452	(438,029)	1,676,484	100%
Vientos La Genoveva II S.A.U.	03/31/2020	498,294	6,627	703,148	100%

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.:

I.
Report on financial statements

Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of March 31, 2020, the statements of income and comprehensive income, the statements of changes in equity and cash flows for the three-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, May 27, 2020

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI
Partner

Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 248 – F° 60

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

English translation of the original report issued in Spanish for publication in Argentina

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.:

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”), which comprise the statement of financial position as of March 31, 2020, the statements of income and comprehensive income and cash flows for the three-month period then ended, and selected explanatory notes.

Responsibility of the Board of Directors on financial statements

2. The Board of Directors is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The Board is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires, May 27, 2020
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI

Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. T° 248 – F° 60